NewWest Gold Corporation Receives Interim Court Order
for Arrangement with Fronteer Development Group

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer”) and NewWest Gold Corporation (TSX – NWG)(“NewWest”) announced today that the British Columbia Supreme Court has issued an interim order providing for the holding of a special meeting of NewWest shareholders and optionholders to consider the previously announced arrangement with Fronteer.

A special meeting of NewWest’s shareholders and optionholders will be held on September 13, 2007 at 10:00am in Toronto, Canada. The record date for the special meeting is August 7, 2007. A management proxy circular and accompanying materials are expected to be mailed to shareholders and optionholders of NewWest on August 10, 2007.

If approved by shareholders and optionholders of NewWest (voting together as a single class), and subject to final court approval and satisfaction of conditions to closing, Fronteer would acquire 100% of the outstanding common shares of NewWest in exchange for 0.26 of a Fronteer common share for each NewWest share acquired.

NWG Investments Inc. the owner of approximately 86% of the outstanding common shares of NewWest, has agreed to vote in favour of the arrangement.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making discoveries. Not including the results of the above transaction, Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 100,000 metres of drilling throughout 2007. Fronteer has approximately $102 million in cash, no debt, and holds a 46.8% interest in Aurora Energy Resources (AXU - TSX), a leading Canadian uranium company with a market valuation approaching $1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:
Camon Mak, Investor Relations
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

ABOUT NEWWEST

NewWest is one of the largest holders of precious metals mineral rights in Nevada's gold trends, spanning approximately 623,000 acres. NewWest holds 19 exploration projects, including advanced-stage projects with measured and indicated resources. NewWest's goal is to move its projects into production.

For further information on NewWest visit www.newwestgold.com or contact:
NewWest Gold Corporation
Stephen Alfers
President and Chief Executive Officer
PH) 303-425-7042

This news release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed in such forward-looking information. Forward-looking information in this news release includes but is not limited to, completion of the arrangement, exposure to exploration expenditures and metres drilled, and future plans and objectives of NewWest Gold Corporation and Fronteer Development Group Inc., including future exploration and development.

Any number of important factors could cause actual results to differ materially from these forward-looking statements, including, among others, risks related to international operations, the businesses of Fronteer and NewWest not being successfully integrated or such integration proving more difficult, time consuming or costly than expected, not realizing on potential benefits of the combination, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors set out in the each company’s Annual Information Form as of December 31, 2006. Although each company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Accordingly, readers should not place undue reliance on forward-looking statements. Both companies disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.